Amy Latkin
Vice President and
Associate General Counsel w: 212.224.1840 c: 646.662.6632

April 8, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Mr. Quinn Kane

Re: Post-effective amendment No. 62 under the Securities Act of 1933 and No. 63 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File No. 033-06486 and 811-05084) (the “Investment Corp Registration Statement”) and Post-effective amendment No. 2 under the Securities Act of 1933 and No. 2 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Variable Insurance Portfolios, Inc. (SEC File No. 333-232095 and 811-23449) (the “VIP Registration Statement”)

Dear Mr. Kane:

On behalf of the above-referenced registrant, set forth below are responses to comments you provided by telephone to me on March 30, 2021, relating to the Investment Corp Registration Statement that was filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 22, 2021. Responses also apply as appropriate to the VIP Registration Statement that was filed with the Securities and Exchange Commission by Mutual of America Variable Insurance Portfolios, Inc. on February 22, 2021.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2021.

General Comment

Please provide a response to the comments in writing five business days before the proposed effective date.

Please include in your response the redline language of any language that has changed.

Comments given in one place apply to similar disclosure elsewhere in the registration statement.

Comment 1	Cover page

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“Effective on or after May 1, 2020, the Funds will also be offered to retirement plans through financial intermediaries.” Confirm that these are all tax deferred retirement plans.

The Funds serve as investment vehicles for account balances under variable accumulation annuity contracts issued by Mutual of America as funding vehicles for tax qualified plans and individual retirement annuities. The Funds are also offered to tax deferred retirement plans held by a third party trust company. Additionally, the Funds are offered to certain retail investors through financial intermediaries or Funds shares can be held directly by institutions, such as endowments, foundations, corporations, not-for-profit corporations, municipalities and other public entities, and trusts.

We will revise the sentence on the cover page to state:

“The Funds are also offered to retirement plans through financial intermediaries or can be held directly by institutions.”

Comment 2	At the bottom of the cover page, 30e-3 disclosure is missing that is referred to in item 1(a)(5).
Response 2	We removed the 30e-3 legend because it has been included for two years. We will put the 30e-3 legend back on the cover page.

Comment 3

Summary Prospectus for all Investment Corp Funds and VIP Portfolios

Fees and Expenses of the Fund

“The table below describes the fees and expenses you may pay if you buy and hold Fund shares.”

In accordance with new language required by Form N-1A effective as of December 2020, revise the sentence to say: “if you buy, hold and sell Fund shares.”

Response 3

The disclosure for all Investment Corp Funds will state:

“The table below describes the fees and expenses you may pay if you buy, hold and sell Fund shares.”

The disclosure for all VIP Portfolios will state:

“The table below describes the fees and expenses you may pay if you buy, hold and sell Portfolio shares.”

Comment 4

Summary Prospectus for all Investment Corp Funds

To the extent applicable, please add: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 4

Although the retirement plans may charge an administrative fee, it is not directly related to the purchase or sale of fund shares, rather to the operations of the plan, and therefore the suggested disclosure is not appropriate to be included here. There are no brokerage commissions or other fees charged in connection with the sale of Fund shares.

Comment 5

Portfolio Managers

For all funds that had a portfolio manager change, please state the month in which the portfolio manager began managing the fund.

For all funds, please add that the managers are jointly and primarily responsible.

Response 5

For each new portfolio manager change we will add May 2021 to the disclosure.

We revised the disclosure to state that the portfolio managers are primarily responsible for the day-to-day management of the Fund. For example:

“Portfolio Managers. Jamie A. Zendel, Senior Vice President of the Adviser, and a portfolio manager of the Fund since May 2014, and Erik Wennerstrum, Second Vice President of the Adviser, and a portfolio manager of the Fund since May 2021, are primarily responsible for the day-to-day management of the Fund.”

Comment 6

International Fund

Principal Investment Strategies

Under normal circumstances, at least 80% of the Fund’s total assets are invested, directly or indirectly, in stocks of large and mid-cap companies in developed market countries located outside the United States and Canada represented in the Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East Index (the “MSCI EAFE Index”) through the purchase of such stocks or exchange traded funds designed to track the MSCI EAFE Index. The Fund will, under normal circumstances, invest primarily in the countries represented in the MSCI EAFE Index. The Fund may not, however, invest in all of the countries represented in the MSCI EAFE Index or all of the companies within a country represented in the MSCI EAFE Index, or in the same weightings as in the MSCI EAFE Index. The Fund may also invest in securities and/or exchange traded funds that invest in securities that may not be included in the MSCI EAFE Index.

The sentence stating that the Fund will invest primarily in the countries represented in the MSCI EAFE Index seems in conflict with the first sentence regarding the 80% policy.

Does the Fund invest 80% of its total assets in countries represented in the MSCI EAFE Index? If so, please clarify.

Also if you are intending to invest in countries outside of the MSCI EAFE index, as to 20% of the fund’s total assets, please revise the disclosure accordingly.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Please also make that clarification as to the last sentence in the principal strategies section.
Response 6

The Fund invests at least 80% of its total assets in securities of issuers represented in the MSCI EAFE Index. The Fund may also invest in securities that are not included in the MSCI EAFE Index, with up to 20% of the Fund’s total assets, but will likely generally invest less than that. We prefer to include this statement regarding the non-principal portion invested in securities not included in the MSCI EAFE Index in order to inform investors that the fund will hold certain assets that may present greater risk.

We revised the disclosure to read:

“Under normal circumstances, at least 80% of the Fund’s total assets are invested, directly or indirectly, in stocks of large and mid-cap companies in developed market countries located outside the United States and Canada represented in the Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East Index (the “MSCI EAFE Index”) through the purchase of such stocks directly, ~~or~~ through exchange traded funds designed to track the MSCI EAFE Index, and/or through American Depository Receipts (“ADRs”). ~~The Fund will, under normal circumstances, invest primarily in the countries represented in the MSCI EAFE Index.~~ The Fund may not, however, invest in all of the countries represented in the MSCI EAFE Index or all of the companies within a country represented in the MSCI EAFE Index, or in the same weightings as in the MSCI EAFE Index. The Fund may also invest in countries or securities and/or exchange traded funds that invest in securities that may not be included in the MSCI EAFE Index.”

Comment 7	International Fund Please provide additional detail on the fund’s overall strategy, including detail on how the adviser decides to buy and sell a security.
Response 7

We added the following as the last sentences in the Principal Investment Strategies disclosure:

In selecting individual stocks, the Fund will invest primarily in a diversified universe of companies included in the MSCI EAFE Index that Mutual of America Capital Management LLC (the “Adviser”) believes to possess the potential for capital appreciation. The Adviser will primarily use multi-factor computer models to identify stocks and/or ADRs of foreign companies that have the potential to outperform their peers based on criteria such as more attractive valuations and/or fundamentals.

Comment 8

International Fund

Are there any investments in foreign currencies? If so, please add appropriate strategy and risk disclosure.

Also, will the fund invest in depository receipts, like ADRs or GDRs? If so, please add appropriate strategy and risk disclosure.

Response 8	The Fund will not invest directly in foreign currencies. The Fund may invest in ADRs. ADRs are subject to the same currency risk as the underlying foreign shares.

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We added the disclosure underlined below to the investment strategy. The Foreign Investment risk already contains Currency risk disclosure.

“Under normal circumstances, at least 80% of the Fund’s total assets are invested, directly or indirectly, in stocks of large and mid-cap companies in developed market countries located outside the United States and Canada represented in the Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East Index (the “MSCI EAFE Index”) through the purchase of such stocks directly, through exchange traded funds designed to track the MSCI EAFE Index, and/or through American Depository Receipts (“ADRs”). The Fund may not, however, invest in all of the countries represented in the MSCI EAFE Index or all of the companies within a country represented in the MSCI EAFE Index, or in the same weightings as in the MSCI EAFE Index. The Fund may also invest in securities and/or exchange traded funds that invest in countries or securities that may not be included in the MSCI EAFE Index.

Comment 9

Market risk

“Market risk: The risk that prices of securities will go down because of the interplay of market forces may affect a single issuer, industry or sector of the economy or may affect the market as a whole. Events such as war, acts of terrorism, social unrest, natural disasters, public health emergencies and other unforeseen events could also significantly impact issuers, economies and markets generally.”

Please disclose the effects of the pandemic or explain why it is not necessary.

Response 9	Market risk disclosure already includes public health emergencies, which encompasses the effects of the pandemic.

Response 10	Company risk Please add Large and Mid-Cap risk or explain why it is not necessary.
Response 10

We added the following risks to the list of Principal Investments Risks:

“Large Cap risk: Larger, more established companies may be unable to respond quickly to new competitive challenges and also may not be able to attain the high growth rate of successful smaller companies.”

“Mid-Cap risk: Mid-cap stocks experience more market risk and sharper price fluctuations than for large-cap stocks due to the fact that the earnings of mid-size companies tend to be less predictable and the stocks are traded less frequently. At times it may be difficult for a Fund to sell mid-cap stocks at reasonable prices.”

Comment 11	Emerging Markets risk “Emerging Markets risk: Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Please explain how this is a principal risk of this fund given that it invests 80% in developed markets, otherwise delete this risk.
Response 11

Although Emerging Markets investments are not principal investments of the Fund, the Registrant believes that emerging markets investments present greater risks to investors and investors should be made aware of the risks for that portion of the portfolio.

Comment 12

Geographic Concentration in Japan risk

“Geographic Concentration in Japan risk: Because the fund may concentrate its investments in Japan, the fund’s performance may be impacted by social, political, and economic conditions within Japan and to be more volatile than funds without such a concentration.”

Please include disclosure in the strategies section relating to concentrating investments in Japan.

Also please provide additional detail about this risk in both item 4 and item 9.

Response 12

The following disclosure was added to the Principal Investment Strategies section:

“The fund will concentrate its investments in an industry or geography generally to the extent that the MSCI EAFE Index is also so concentrated in that industry or geography. Currently, the Fund has a geographic concentration in the stocks of Japan.”

We revised the Geographic Concentration in Japan risk in Item 4 and Item 9 to state:

“Geographic Concentration in Japan risk: Because the fund may concentrate its investments in Japan, the fund’s performance may be impacted by social, political, and economic conditions within Japan and be more volatile than funds without such a concentration. Also investments within the same geographic region can be highly correlated and may decline at the same time.”

Comment 10

Statutory Prospectus

International Fund

Item 9: Principal Investment Strategy

The Principal Investment Strategy should state whether the Principal Investment Objectives can be changed without shareholder approval.

Please revise the Principal Investment Strategy consistent with the comments noted in the Summary Prospectus.

Also please provide more fulsome and responsive disclosure to each item of Item 9 in the instructions.

Response 10	The Fund’s Principal Investment Objectives may not be changed without shareholder approval and in fact were not changed.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

The Principal Investment Strategy section will be revised to be consistent with the Summary Prospectus. The revised section states:

“Principal Investment Strategy. Under normal circumstances, at least 80% of the Fund’s total assets will be invested, directly or indirectly, in stocks of large and mid-cap companies in developed market countries located outside the United States and Canada represented in the Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East Index (the “MSCI EAFE Index”) through the purchase of such stocks directly, ~~and/or~~ through the purchase of exchange traded funds designed to track the MSCI EAFE Index, and/or through American Depository Receipts (“ADRs”). The Fund may not, however, invest in all of the countries represented in the MSCI EAFE Index or all of the companies within a country represented in the MSCI EAFE Index, or in the same weightings as in the MSCI EAFE Index. The Fund may also invest in securities and/or exchange traded funds that invest in countries or securities that may not be included in the MSCI EAFE Index.

In selecting individual stocks, the Fund will invest primarily in a diversified universe of companies included in the MSCI EAFE Index that Mutual of America Capital Management LLC (the “Adviser”) believes to possess the potential for capital appreciation. The Adviser will primarily use multi-factor computer models to identify stocks and/or ADRs of foreign companies that have the potential to outperform their peers based on criteria such as more attractive valuations and/or fundamentals. The fund will concentrate its investments in an industry or geography generally to the extent that the MSCI EAFE Index is also so concentrated in that industry or geography. Currently, the Fund has a geographic concentration in the stocks of Japan.

The International Fund currently invests substantially all of its assets in the iShares® MSCI EAFE Fund, other iShares Funds, and Vanguard exchange traded funds. iShares® is a registered trademark of BlackRock, Inc. (“BlackRock”). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the International Fund. The Vanguard Group, Inc. is the investment adviser of the Vanguard exchange traded funds and does not make any representation regarding the advisability of investing in the International Fund.

The SEC has issued exemptive orders to certain of the ETFs in which the International Fund invests (iShares Trust, iShares, Inc., and Vanguard Trusts), to permit investment companies (such as the International Fund) to invest in such ETFs beyond the general limitations in the Investment Company Act of 1940 (the “1940 Act”) on the amount of other investment company shares that can be acquired by a Fund. As required by these exemptive orders, the International Fund has entered into participation agreements with the iShares Trust and the Vanguard Trusts and has adopted certain policies and has received Board approvals. The conditions included in the exemptive order must be fulfilled to allow the International Fund to continue to invest in the underlying ETFs to the extent it currently does, and any failure by the International Fund or the ETFs to meet those conditions could materially impact the management of the International Fund. The SEC has announced the revocation of the exemptive orders effective January 19, 2022. By that date, the Adviser intends to transition the International Fund to invest directly in the stocks of companies represented in the MSCI EAFE Index, except to the extent that it is permissible to invest in ETFs within the general limitations in the 1940 Act.

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For investments through an insurance company separate account, the Adviser will waive fees otherwise payable to it by the Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an underlying ETF under rule 12b-1 under the 1940 Act) received from an underlying ETF by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Fund in the underlying ETF. With respect to registered separate accounts that invest in the Fund, no sales load will be charged at the Fund level or at the underlying ETF level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), if any, will only be charged at the Fund level or at the underlying ETF level, but not both. With respect to other investments in the Fund, any sales charges and/or service fees charged with respect to shares of the Fund will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of FINRA.”

Comment 11	Add language related to temporary defensive positions.
Response 11

Language related to temporary defensive positions is already included in the statutory prospectus. The fourth paragraph in the section entitled “Additional Information on Fund Objectives, Principal Investment Strategies and Principal Investment Risks”, states:

“For all actively managed equity portfolios, the Adviser uses a bottom-up approach, combining fundamental company research and a proprietary quantitative research model, with stock selection as the primary focus. The Funds maintain diversification that is generally sector neutral, and monitor risk exposure on an ongoing basis. A Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions, which may cause the Fund to not achieve its investment objective.”

Comment 13

Statutory Prospectus

International Fund

Item 9: Principal Investment Strategy

Please delete the following paragraphs:

“The International Fund currently invests substantially all of its assets in the iShares® MSCI EAFE Fund, other iShares Funds, and Vanguard exchange traded funds. iShares® is a registered trademark of BlackRock, Inc. (“BlackRock”). Neither BlackRock nor the iShares® Funds make any representations regarding the advisability of investing in the International Fund. The Vanguard Group, Inc. is the investment adviser of the Vanguard exchange traded funds and does not make any representation regarding the advisability of investing in the International Fund.

The SEC has issued exemptive orders to certain of the ETFs in which the International Fund invests (iShares Trust, iShares, Inc., and Vanguard Trusts), to permit investment companies (such as the International Fund) to invest in such ETFs beyond the general limitations in the Investment Company Act of 1940 (the “1940 Act”) on the amount of other investment company shares that can be acquired by a Fund. As required by these exemptive orders, the International Fund has entered into participation agreements with the iShares Trust and the Vanguard

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Trusts and has adopted certain policies and has received Board approvals. The conditions included in the exemptive order must be fulfilled to allow the International Fund to continue to invest in the underlying ETFs to the extent it currently does, and any failure by the International Fund or the ETFs to meet those conditions could materially impact the management of the International Fund. The SEC has announced the revocation of the exemptive orders effective January 19, 2022. By that date, the Adviser intends to transition the International Fund to invest directly in the stocks of companies represented in the MSCI EAFE Index, except to the extent that it is permissible to invest in ETFs within the general limitations in the 1940 Act.”

Response 13

As of May 1, 2021, the International Fund will still be investing in the iShares® and Vanguard exchange traded funds. The current arrangement will continue until the transition is complete, which will be no later than January 19, 2022, the date the above-referenced exemptive orders are revoked in accordance with SEC Release 33-10871. The disclosure will remain in the May 2021 prospectus but will not be included in the May 2022 prospectus update.

Comment 14	Statutory Prospectus Description of Principal Risks Please update the Principal Risks based on comments in the summary prospectus.

Response 14	The Principal Risks will be updated based on the comments in the summary prospectus.

Comment 15	ETF risk: Reliance on SEC Exemptive Orders Delete this risk if it is no longer applicable.
Response 15

Reliance on SEC Exemptive Orders will continue to be applicable until the transition is completed. This disclosure will remain in the May 2021 prospectus but will not be included in the May 2022 prospectus update.

Comment 16	Management of the Funds Portfolio Managers Please ensure that the new portfolios managers and all applicable funds are shown here as well.
Response 16	All portfolio managers and applicable funds are listed.

Comment 17

Information About Fund Shares

“The Funds consider a purchase or sale order as received when an investment representative receives the order in good order before 4:00 p.m. Eastern Time. These orders will be priced based on a Fund’s NAV next computed after such order

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is received by the investment representative. It is the responsibility of the investment representative to transmit properly completed purchase orders to the Fund in a timely manner. Any change in price due to the failure of a Fund to timely receive an order must be settled between the investor and the investment representative placing the order.”

Please delete the last sentence regarding an investment representative because if a representative is acting as the company’s agent then this is not appropriate.

Response 16

In the “Purchase of Fund Shares” section, following the first paragraph, we added the subheading “Purchases by Institutions” as the following paragraphs all relate to institutional purchases, and therefore the sentence regarding an investment representative is appropriate.

Comment 17

Redemption of Shares

Please make distinctions regarding minimums applicable to each type of purchaser.

Redemption in Kind: Please explain how an insurance Separate Account that owns these fund shares can accept in kind securities.

Response 17

In the “Redemption of Shares” section, following the first paragraph in the “Instructions for Selling Shares” subsection, we added the subheading “Sales of Shares by Direct Investors”, as all of the following paragraphs relate to instructions for institutions. The paragraph entitled “Systemic Withdrawal Plan” regarding the minimum withdrawal, as well as the “Redemption in Kind” paragraph, are both within this subsection that relates only to institutions that hold shares directly.

Comment 18

Redemption of Shares

Refusal of Redemption Request

“Payment for shares may be delayed under extraordinary circumstances or as permitted by the Securities and Exchange Commission in order to protect remaining shareholders.”

Delete the “or” in the phrase “or as permitted by the SEC”.

Response 18	The revised sentence states: “Payment for shares may be delayed under extraordinary circumstances ~~or~~ as permitted by the Securities and Exchange Commission in order to protect remaining shareholders.”

Comment 20	Financial Highlights Please ensure that all information is updated.
Response 20	The Financial Highlights will be updated and included with the 485(b) filing in April 2021.

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Comment 21

SAI

Non-Fundamental Investment Policies

“Item 10: No fund will invest more than 10% of its total assets (5%, in the case of the Money Market Fund) in securities that are considered to be illiquid because they are subject to legal or contractual restrictions on resale or are otherwise not readily marketable, including repurchase agreements and time deposits that do not mature within seven days but excluding Rule 144A securities and other restricted securities that are determined to be liquid pursuant to procedures adopted by the Board of Directors.”

Please revise the definition of “not readily marketable” within the 22e-4 definition of illiquid investments.

Response 21

Item 10 is revised to state:

“Item 10: No fund will invest more than 10% of its total assets (5%, in the case of the Money Market Fund) in securities that are considered to be illiquid because they cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment or are otherwise not readily marketable, including repurchase agreements and time deposits that do not mature within seven days but excluding Rule 144A securities and other restricted securities that are determined to be liquid pursuant to procedures adopted by the Board of Directors.”

Comment 22

C-Pages

On the signature page, the Senior Executive Vice President, Chief Financial Officer and Treasurer is listed as the Principal Executive Officer. Please indicate who is the Principal Accounting Officer.

Response 22	The Senior Executive Vice President, Chief Financial Officer and Treasurer is now listed as the Principal Accounting Officer.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

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